

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

Pricing Supplement dated June 2, 2017 to the
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$1,498,000
Capped Buffered Accelerator Notes Linked to the shares of the iShares® MSCI Emerging Markets ETF
Due June 7, 2019

The Toronto-Dominion Bank ("TD" or "we") has offered the Capped Buffered Accelerator Notes (the "Notes") linked to the shares of the iShares® MSCI Emerging Markets ETF (the "Reference Asset") described below.

The Notes provide 150% leveraged participation in the positive return of the Reference Asset if the price of the Reference Asset increases from the Initial Price to the Final Price, subject to the Maximum Redemption Amount of $1,157.80. Investors will receive their Principal Amount at maturity if the Final Price is below the Initial Price by up to 15%. If the Final Price is below the Initial Price by more than 15%, investors will lose 1% of the Principal Amount of the Notes for each 1% decrease from the Initial Price to the Final Price of more than 15%, and may lose up to 85% of the Principal Amount of the Notes. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States. The Notes will not be listed on any securities exchange.

The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Notes do not guarantee the return of the Principal Amount and investors may lose up to 85% of their investment in the Notes.

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on June 7, 2017, against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is $965.80 per Note, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-7 and "Additional Information Regarding the Estimated Value of the Notes" on page P-23 of this pricing supplement. The estimated value is less than the public offering price of the Notes.

	Public Offering Price[1]	**Underwriting Discount**[2]	**Proceeds to TD**
Per Note	$1,000.00	$4.50	$995.50
Total	$1,498,000.00	$6,741.00	$1,491,259.00

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.50 (99.55%) per Principal Amount of the Notes.

[2] TD Securities (USA) LLC ("TDS") and BNP Paribas Securities Corp. ("BNP") , and together with TDS, (the "Agents") will receive a commission of $4.50 (0.45%) per Note and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes, or has offered the Notes directly to investors. The Agents may resell the Notes to other securities dealers at the Principal Amount less a concession not in excess of $4.50 per Note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to BNP, BNP may pay up to $5.00 per Note to any such dealer as a distribution expense fee for each Note sold. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-22 of this pricing supplement.

TD SECURITIES (USA) LLC **BNP Paribas Securities Corp.**

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Capped Buffered Accelerator Notes
Term:	Approximately 2 years
Reference Asset:	The shares of iShares® MSCI Emerging Markets ETF (Bloomberg Ticker: EEM)
CUSIP / ISIN:	89114QJH2 / US89114QJH20
Agents:	TDS and BNP
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Pricing Date:	June 2, 2017
Issue Date:	June 7, 2017
Valuation Date:	June 4, 2019, subject to postponement for market disruption events and other disruptions, as described in the product prospectus supplement
Maturity Date:	June 7, 2019, subject to postponement for market disruption events and other disruptions, as described in the product prospectus supplement
Payment at Maturity:	If, on the Valuation Date, the Percentage Change is **positive**, then the investor will receive an amount per $1,000 Principal Amount of the Notes equal to the lesser of :
	(i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
	(ii) The Maximum Redemption Amount
	If, on the Valuation Date, the Percentage Change is **less than or equal to 0%, but not by more than the Buffer Percentage** (that is, the Percentage Change is between 0% and -15%), then the investor will receive only $1,000 per $1,000 Principal Amount of the Notes.
	If, on the Valuation Date, the Percentage Change is **negative by more than** the Buffer Percentage (that is, the Percentage Change is between -15% and -100%), then the investor will receive less than $1,000 per $1,000 Principal Amount of the Notes, calculated using the following formula:
	Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
	If the Final Price is less than Buffer Price, the investor will receive less than the Principal Amount of the Notes at maturity and may lose a substantial portion of their investment.
	All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.

Percentage Change:	The Percentage Change is the quotient, expressed as a percentage, of the following formula:
	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$41.76, subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement and under "Anti-Dilution Adjustments" below.
Final Price:	The Closing Price of the Reference Asset on the Valuation Date
	If the originally scheduled Valuation Date is not a trading day with respect to the Reference Asset or a market disruption event with respect to the Reference Asset occurs or is continuing on that day, the Closing Price for the Reference Asset will be its Closing Price on the first trading day for the Reference Asset following the originally scheduled Valuation Date on which the Calculation Agent determines that a market disruption event does not occur or is not continuing. If a market disruption event with respect to the Reference Asset occurs or is continuing on each trading day to and including the tenth trading day following the originally scheduled Valuation Date, the Closing Price for the Reference Asset will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that tenth trading day, regardless of the occurrence or continuation of a market disruption event on that day. For the avoidance of doubt, if the originally scheduled Valuation Date is a trading day and no market disruption event exists on that day with respect to the Reference Asset, the determination of the Reference Asset's Closing Price will be made on the originally scheduled Valuation Date, irrespective of the non-trading day status or the existence of a market disruption event with respect to the Reference Asset. For the definition of a market disruption event, see "General Terms of the Notes—Market Disruption Events" beginning on page PS-25 of the accompanying product prospectus supplement. If the Valuation Date is postponed due to a market disruption event or non-trading day for the Reference Asset, the Maturity Date will be postponed to the fifth Business Day after the final postponed Valuation Date.
Leverage Factor:	150%
Buffer Percentage:	15%, which is equal to the amount, expressed in percentage terms, by which the Buffer Price is below the Initial Price
Buffer Price:	$35.496, which is 85% of the Initial Price
Monitoring Period:	Final Valuation Date Monitoring
Maximum Redemption Amount:	$1,157.80 per $1,000 Principal Amount of the Notes (115.78% of the Principal Amount of the Notes). As a result of the Maximum Redemption Amount, the maximum return at maturity of the Notes in excess of the Principal Amount will be 15.78% of the Principal Amount of the Notes (assuming a public offering price of $1,000).
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, and the timing and character of your income from the Notes could differ materially from the treatment described above, as discussed further under "Supplemental Discussion of U.S. Federal Income Tax Consequences".

Canadian Tax Treatment:	Please see the discussion below under "Supplemental Discussion of Canadian Federal Income Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose up to 85% of their Principal Amount if there is a decline in the price of the Reference Asset. Specifically, you will lose 1% of the Principal Amount of your Notes for each 1% that the Final Price is less than the Initial Price by more than the Buffer Percentage.

The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having a comparable maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Return Will Be Limited By The Maximum Redemption Amount And May Be Lower Than The Return On A Hypothetical Direct Investment In The Reference Asset.

The opportunity to participate in the possible increases in the price of the Reference Asset through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Price of the Reference Asset exceeding the price at which the Maximum Redemption Amount is reached, regardless of how much the Reference Asset appreciates. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a note directly linked to the performance of the Reference Asset or made a hypothetical investment in the Reference Asset, or the stocks comprising the Reference Asset (the "Reference Asset Constituents").

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect underwriting discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, because an affiliate of BNP is to conduct hedging activities for us in connection with the Notes, that Agent's affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the Agent and its affiliates receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the Agent to sell the Notes to you in addition to the compensation they and their affiliates would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. The Agents and their respective affiliates may make a market for the Notes; however, they are not required to do so. The Agents and their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the Principal Amount irrespective of the price of the Reference Asset, and as a result, you may suffer substantial losses.

If the Price of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the price of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the price of the Reference Asset increases above the Initial Price during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Reference Asset Constituents held by the Reference Asset, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset or any of its Reference Asset Constituents. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the Investment Advisor, or any other rights with respect to the Reference Asset or any of its Reference Asset Constituents. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset or its Reference Asset Constituents and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset or any of its Reference Asset Constituents.

Estimated Value

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes is based on our internal pricing models when the terms of the Notes are set, which take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agents, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which An Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which an Agent may initially buy or sell the Notes in the secondary market (if an Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which an Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments to the Reference Asset, Initial Price or other terms of the Notes if certain events occur. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes — Role of Calculation Agent" in the product prospectus supplement.

There Are Market Risks Associated with the Reference Asset.

The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset, its investment advisor (the "Investment Advisor"), the Reference Asset Constituents and their issuers (the "Reference Asset Constituent Issuers"), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Investment Advisor and the Reference Asset for your Notes. For additional information, see "Information Regarding the Reference Asset" in this pricing supplement and the Investment Advisor's SEC filings. **We urge you to review financial and other information filed periodically by the Investment Advisor with the SEC.**

There Are Liquidity and Management Risks Associated with an ETF.

Although shares of the Reference Asset are listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for such shares or that there will be liquidity in that trading market.

An ETF is subject to management risk, which is the risk that the investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

We Have No Affiliation with Any Reference Asset Constituent Issuer or the Investment Advisor and Will Not Be Responsible for Any Actions Taken by Any Such Entity.

No Reference Asset Constituent Issuer nor the Investment Advisor are not affiliates of ours and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of any Reference Asset Constituent Issuer or the Investment Advisor, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Notes. Neither any Reference Asset Constituent Issuer nor the Investment Advisor has any obligation of any sort with respect to the Notes and, therefore, the has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Reference Asset or, consequently, the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Investment Advisor or any Reference Asset Constituent Issuer.

Changes that Affect the Target Index of the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The Reference Asset is an ETF that seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI Emerging Markets Index (the "Target Index"). The policies of the sponsor of the Target Index (the "Index Sponsor") concerning the calculation of the Target Index, additions, deletions or substitutions of the components of the Target Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Target Index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. The amounts payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Target Index. Some of the risks that relate to a target index of an ETF generally include those discussed in the product prospectus supplement, which you should review before investing in the Notes.

The Reference Asset and the Target Index Are Different and the Performance of the Reference Asset May Not Correlate With That of the Target Index.

The performance of the Reference Asset may not exactly replicate the performance of the Target Index because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of the Target Index. It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of the Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, differences in trading hours between the Reference Asset and the Target Index or due to other circumstances. In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the price of a share of the Reference Asset may differ from the net asset value per share of the Reference Asset.

The Price of the Reference Asset May Not Completely Track its Net Asset Value.

The net asset value (the "NAV") of the Reference Asset may fluctuate with changes in the market value of the Reference Asset Constituents. The market prices of the Reference Asset may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. Furthermore, the Reference Asset Constituents may be unavailable in the secondary market during periods of market volatility, which may make it difficult for market participants to accurately calculate the intraday NAV per share of the Reference Asset and may adversely affect the liquidity and prices of the Reference Asset, perhaps significantly. For any of these reasons, the market price of the Reference Asset may differ from its NAV per share and may trade at, above or below its NAV per share.

Adjustments to the Reference Asset Could Adversely Affect the Notes.

The Investment Advisor is responsible for calculating and maintaining the Reference Asset. The Investment Advisor can add, delete or substitute the Reference Asset Constituents. The Investment Advisor may make other methodological changes that could change the price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

An Investment in the Notes Is Subject to Risks Associated with Non-U.S. Securities Markets.

Because some of the Reference Asset Constituents held by the Reference Asset are publicly traded in foreign countries and trade in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile and have less liquidity than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the U.S. are subject to political, economic, financial, military and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of fluctuations in the rate of exchange between currencies and the possibility of outbreaks of hostility or political instability or adverse public health developments. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, trade surpluses, capital reinvestment, resources and self-sufficiency.

An Investment in the Notes Is Subject to Exchange Rate Risk.

Some of the Reference Asset Constituents held by the Reference Asset may be issued by non-U.S. issuers. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Reference Asset Constituents held by the Reference Asset are traded. An investor's net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of the Reference Asset will be adversely affected and the price of the Reference Asset, and consequently the market value of the Notes, may decrease.

The Notes Are Subject to Risks Associated with Emerging Markets.

The Notes are linked to shares of the EEM Fund and are subject to emerging markets risk. Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Notes are susceptible, before making a decision to invest in the Notes.

The Business Activities of the Issuer or its Affiliates or BNP or its Affiliates May Create Conflicts of Interest.

We, BNP and our or their respective affiliates expect to engage in trading activities related to the Reference Asset or any Reference Asset Constituents that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we, BNP, and our or their respective affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We, BNP and one or more of our or their respective affiliates may, at present or in the future, engage in business with the issuers of the Reference Asset Constituents, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our or their affiliates' obligations and your interests as a holder of the Notes. Moreover, we, BNP, and our or their respective affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or any Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us, BNP, or one or more of our or their respective affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

Hedging Activities May Adversely Affect the Market Value of the Notes.

We and any third party (including affiliates of BNP) with whom we may enter into hedging arrangements with respect to the Notes may hedge by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset or any Reference Asset Constituent, and may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or any third party could receive substantial returns from these hedging activities while the market value of the Notes declines. We or these third parties (including affiliates of BNP) may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset or any Reference Asset Constituent.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Price and Barrier Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" below. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Those events or other actions by the Investment Advisor or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your tax situation.

A conclusion that no portion of any amount in excess of the Principal Amount of a Note paid or credited or deemed to be paid or credited on a Note should be subject to Canadian withholding tax is based in part on the current published administrative position of the Canada Revenue Agency ("CRA"). There cannot be any assurance that CRA's current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of amounts subject to Canadian withholding tax. If, at any time, any amount paid or credited or deemed to be paid or credited on a Note is subject to Canadian withholding tax, you will receive an amount that is less than that to which you would otherwise be entitled. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see "Supplemental Discussion of Canadian Federal Income Tax Consequences" below. If you are not a Non-resident Holder (as that term is defined below) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Anti-Dilution Adjustments

The section "General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants" in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If the Reference Asset Issuer issues transferable rights or warrants to all holders of the Reference Asset to subscribe for or purchase the Reference Asset at an exercise price per share that is less than the Closing Price of the Reference Asset on the Trading Day before the ex-dividend date for such issuance, then the Calculation Agent may adjust the Initial Price, Barrier Price and/or Final Price, as applicable, of the Reference Asset, or any other terms of the Notes as the Calculation Agent determines appropriate with reference to any adjustment(s) to options contracts on the affected Reference Asset in respect of such issuance of transferable rights or warrants made by the Options Clearing Corporation, or any other equity derivatives clearing organization or exchange to account for the economic effect of such issuance.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only and are hypothetical examples only: amounts below may have been rounded for ease of analysis. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a Buffer Percentage of 15% (the Buffer Price is 85% of the Initial Price), a Leverage Factor of 150%, a Maximum Redemption Amount of $1,157.80, that a holder purchased Notes with an aggregate Principal Amount of $1,000 and that no market disruption event occurs on the Valuation Date. The actual terms of the Notes are indicated on the cover hereof.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive.

Percentage Change: 2.00%

Payment at Maturity: The lesser of (i) $1,000.00 + ($1,000.00 x 2.00% x 150.00%) or (ii) Maximum Redemption Amount

= the lesser of (i) $1,000.00 + ($1,000.00 x 2.00% x 150.00%) = $1,000.00 + $30.00 = $1,030.00 or (ii) $1,157.80.

=$1,030.00

On a $1,000.00 investment, a 2.00% Percentage Change results in a Payment at Maturity of $1,030.00, a 3.00% return on the Notes.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

Percentage Change: 20.00%

Payment at Maturity: The lesser of (i) $1,000.00 + ($1,000.00 x 20.00% x 150.00%) or (ii) Maximum Redemption Amount

= the lesser of (i) $1,000.00 + $300.00 = $1,300.00 or (ii) $1,157.80.

=$1,157.80

On a $1,000.00 investment, a 20.00% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount of $1,157.80, a 15.78% return on the Notes.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

Percentage Change: -8.00%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the Principal Amount.

On a $1,000.00 investment, a -8.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Notes.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

Percentage Change: -35.00%

Payment at Maturity: $1,000.00 + [$1,000.00 x (-35.00% + 15.00%)] = $1,000.00 - $200.00 = $800.00

On a $1,000.00 investment, a -35.00% Percentage Change results in a Payment at Maturity of $800.00, a -20.00% return on the Notes.

The following table shows the return profile for the Notes at the Maturity Date, assuming that the investor purchased the Notes on the Issue Date at the public offering price and held the Notes until the Maturity Date. The returns and losses illustrated in the following table are not estimates or forecasts of the Percentage Change or the return or loss on the Notes. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Notes.

Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Notes (%)
100.00%	$1,157.80	15.78%
75.00%	$1,157.80	15.78%
50.00%	$1,157.80	15.78%
15.00%	$1,157.80	15.78%
10.52%	$1,157.80	15.78%
5.00%	$1,075.00	7.50%
3.00%	$1,045.00	4.50%
2.00%	$1,030.00	3.00%
1.00%	$1,015.00	1.50%
0.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-7.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$950.00	-5.00%
-30.00%	$850.00	-15.00%
-40.00%	$750.00	-25.00%
-50.00%	$650.00	-35.00%
-75.00%	$400.00	-60.00%
-100.00%	$150.00	-85.00%

Information Regarding the Reference Asset

The Reference Asset is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by the Investment Advisor with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the Investment Advisor from publicly available information, including its filings with the SEC and obtained the historical performance of the Reference Asset from Bloomberg Professional$^®$ ("Bloomberg") service. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into the Reference Asset and the Investment Advisor.

The iShares$^®$ MSCI Emerging Markets ETF

We have derived all information contained herein regarding the iShares$^®$ MSCI Emerging Markets ETF (the "EEM Fund") from publicly available information. Such information reflects the policies of, and is subject to changes by, BlackRock Fund Advisors ("BFA"), the investment advisor of the EEM Fund. TD has not undertaken an independent review or due diligence of any publicly available information regarding the EEM Fund.

The EEM Fund is one of the separate investment portfolios that constitute the iShares Trust. The EEM Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the EQI. The EEM Fund will generally invest at least 90% of its assets in the securities of the Index and in American Depositary Receipts or Global Depositary Receipts based on securities of the Index. The EEM Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Emerging Markets Index, but which BFA believes will help the EEM Fund track the Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to its Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

BFA uses a representative sampling strategy to manage the EEM Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of the securities included in the Index that collectively has an investment profile similar to the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Index. The EEM Fund may or may not hold all of the securities that are included in the Index.

The EEM Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the EEM Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries. The MSCI Emerging Markets$^®$ Index was developed by MSCI Inc. ("MSCI") and is calculated, maintained and published by MSCI Inc. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of the MSCI Emerging Markets Index at any time. The Index has been developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

As of March 31, 2017, ordinary operating expenses of the EEM Fund are expected to accrue at an annual rate of 0.72% of the EEM Fund's average daily net asset value. Expenses of the EEM Fund reduce the net value of the assets held by the EEM Fund and, therefore, reduce the value of the shares of the EEM Fund.

As of March 31, 2017, the EEM Fund held stocks from the following 23 emerging markets: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates.

As of March 31, 2017, the EEM Fund's held stocks in the following 10 industry sectors: Financials (26.24%), Information Technology (23.19%), Consumer Discretionary (10.34%), Energy (7.55%), Materials (7.20%), Consumer Staples (6.85%), Industrials (5.82%), Telecommunication Services (5.54%), Utilities (2.65%), Health Care (2.05%), Computers-Software (1.34%) and Other (0.14%).

As of the May 2016 semi-annual index review, MSCI added the then-remaining free float-adjusted market capitalization of companies that traded outside of their country of classification ("foreign listed companies") at half their free float-adjusted market capitalization in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Investable Market Index (IMI) at the November 2015 semi-annual index review. Such companies were added to the MSCI China IMI, MSCI Hong Kong IMI, MSCI Israel IMI and MSCI Netherlands IMI within the MSCI ACWI IMI. Such companies met the "Foreign Listing Materiality Requirement", which requires the aggregate market capitalization of all securities represented by foreign listings represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country IMI and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI IMI. MSCI expects that all changes will be implemented as of the close of May 31, 2016.

In making your investment decision you should review the prospectus related to the EEM Fund, dated December 30, 2016, filed by iShares, Inc. ("the EEM Fund Prospectus") available at:

https://www.sec.gov/Archives/edgar/data/930667/000119312516800630/d285162d485bpos.htm

In addition, the EEM Fund Prospectus is available on EEM Fund's website as indicated below. In making your investment decision you should pay particular attention to the sections of the EEM Fund Prospectus entitled "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks." TD has not undertaken an independent review or due diligence of any publicly available information regarding the EEM Fund Prospectus, and such information is not incorporated by reference in, and should not be considered part of, these Terms or any accompanying prospectus.

Information filed by iShares, Inc. with the SEC under the Securities Act of 1933, the Investment Company Act of 1940 and/or the Securities Exchange Act of 1934, as applicable, can be found by reference to its SEC file number: 033-97598 and 811-09102 or its CIK Code: 0000930667. The EEM Fund's website is http://www.ishares.com/us/products/239637/ishares-msci-emerging-markets-etf. We are not incorporating by reference the website or any material it includes in this pricing supplement. Shares of the EEM Fund are listed on the NYSE Arca under ticker symbol "EEM."

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from January 3, 2007 through June 2, 2017. On June 2, 2017, the Closing Price of the Reference Asset was $41.76. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Valuation Date (including the Final Valuation Date).

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Professional® service ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
March 30, 2007	$39.53	$35.03	$38.75	June 29, 2012	$43.54	$36.68	$39.19
June 29, 2007	$44.42	$39.13	$43.82	September 28, 2012	$42.37	$37.42	$41.32
September 28, 2007	$50.11	$39.50	$49.78	December 31, 2012	$44.35	$40.14	$44.35
December 31, 2007	$55.64	$47.27	$50.10	March 28, 2013	$45.20	$41.80	$42.78
March 31, 2008	$50.37	$42.17	$44.79	June 28, 2013	$44.23	$36.63	$38.57
June 30, 2008	$51.70	$44.43	$45.19	September 30, 2013	$43.29	$37.34	$40.77
September 30, 2008	$44.43	$31.33	$34.53	December 31, 2013	$43.66	$40.44	$41.77
December 31, 2008	$33.90	$18.22	$24.97	March 31, 2014	$40.99	$37.09	$40.99
March 31, 2009	$27.09	$19.94	$24.81	June 30, 2014	$43.95	$40.82	$43.23
June 30, 2009	$34.64	$25.65	$32.23	September 30, 2014	$45.85	$41.56	$41.56
September 30, 2009	$39.29	$30.75	$38.91	December 31, 2014	$42.44	$37.73	$39.29
December 31, 2009	$42.07	$37.56	$41.50	March 31, 2015	$41.07	$37.92	$40.13
March 31, 2010	$43.22	$36.83	$42.12	June 30, 2015	$44.09	$39.04	$39.62
June 30, 2010	$43.98	$36.16	$37.32	September 30, 2015	$39.78	$31.32	$32.78
September 30, 2010	$44.77	$37.59	$44.77	December 31, 2015	$36.29	$31.55	$32.19
December 31, 2010	$48.58	$44.77	$47.62	March 31, 2016	$34.28	$28.25	$34.25
March 31, 2011	$48.69	$44.63	$48.69	June 30, 2016	$35.26	$31.87	$34.36
June 30, 2011	$50.21	$45.50	$47.60	September 30, 2016	$38.20	$33.77	$37.45
September 30, 2011	$48.46	$34.95	$35.07	December 30, 2016	$38.10	$34.08	$35.01
December 30, 2011	$42.80	$34.36	$37.94	March 31, 2017	$39.99	$35.43	$39.39
March 30, 2012	$44.76	$38.23	$42.94	June 2, 2017*	$41.76	$38.81	$41.76

* This pricing supplement includes information for the second quarter of 2017 for the period from April 3, 2017 through June 2, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the performance of the Reference Asset from January 3, 2007 through June 2, 2017. The dotted line represents the Buffer Price of $35.496, which is equal to 85% of the Closing Price of the Reference Asset on June 2, 2017.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of the U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. and Canada of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

The U.S. federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor.

Tax Treatment. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes. Subject to the discussion below regarding Section 1260 of the Code, such gain or loss should be long-term capital gain or loss if you hold your Notes for more than one year, in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Because the Notes are linked to the shares of an ETF, there is a risk that an investment in the Notes could be treated as a "constructive ownership transaction" within the meaning of Section 1260 of the Code. A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain "passthru entities" (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement) in respect of the Notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain"(as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Notes).

It is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the "net underlying long-term capital gain" would be computed in respect of the Notes. Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying "passthru entity" at the inception of the constructive ownership transaction and selling on the date the constructive ownership transaction is closed out (i.e. at maturity or earlier disposition). It is possible that because the U.S. holder does not share in distributions made on the Reference Asset, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the Reference Asset directly and that the application of constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain you may recognize with respect to the Notes. However, it is also possible that all or a portion of your gain with respect to the Notes could be treated as "Excess Gain" because the Reference Asset is an ETF, the "net underlying long-term capital gain" could equal the amount of long-term capital gain a U.S. holder would have recognized if on the issue date of the Notes the holder had invested, pro rata, the principal amount of the Notes in shares of the Reference Asset and sold those shares for their fair market value on the date the Notes are sold, exchanged or retired. In addition, all or a portion of your gain recognized with respect to the Notes could be "Excess Gain" if you purchase the Notes for an amount that is less than the principal amount of the Notes or if the return on the Notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the Reference Asset. Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero. Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Notes after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. Because the application of the constructive ownership rules to the Notes is unclear, you are urged to consult your tax advisors regarding the potential application of the "constructive ownership" rules to an investment in the Notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments" of the product prospectus supplement. The risk that the Notes may be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before

receipt of any cash) and short-term capital gain or loss (even if held for more than one year), is higher than with other equity-linked securities that do not guarantee full repayment of principal.

The Internal Revenue Service ("IRS"), for example, might assert that the Notes should be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash).

Possible Change in Law. The IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement, unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. Certain U.S. holders that own "specified foreign financial assets" may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the entire term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

Non-U.S. Holders. Subject to Section 871(m) of the Code and "FATCA" (discussed below), if you are not a U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Subject to Section 897 of the Code, discussed below, gain from the sale, exchange, redemption or maturity of a Note or settlement at maturity generally should not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied, or has certain other present or former connections with the U.S.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017.

Based on our determination that the Notes are not "delta-one" with respect to the Reference Asset or any Reference Asset Constituent, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent or the

Notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its Notes in the context of its other transactions.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Prospective purchasers of the Notes are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non- U.S. or other taxing jurisdiction.

Supplemental Discussion of Canadian Federal Income Tax Consequences

The following section supersedes and replaces in its entirety the section of the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences".

In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Canadian Tax Act") and Income Tax Regulations issued thereunder (the "Canadian Tax Regulations") generally applicable to a holder who acquires beneficial ownership of a Note pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm's length with the Issuer and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the Note, (ii) is entitled to receive all payments (including any interest and principal) made on the Note as beneficial owner, (iii) is not, and deals at arm's length with each person who is, a "specified shareholder" of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the Note as capital property, (v) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a "Non-resident Holder").

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.

The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this Pricing Supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in Notes should consult their tax advisers with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

Based in part on the published administrative position of the CRA, any amount in excess of the principal amount of a Note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the Note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the Notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.

Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of a Note.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, and BNP, as the Agents for the sale of the Notes. Pursuant to the terms of a distribution agreement, the Agents will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including BNP, or have offered the Notes directly to investors. The Agents may resell the Notes to other registered broker-dealers at the public offering price less a concession not in excess of $4.50 (0.45%) per Note. In addition to the concession allowed to the Agents, BNP may pay up to $5.00 (0.50%) to any third-party dealer as a distribution expense fee for each Note sold. The Agents or other registered broker-dealers have offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Notes in these accounts may be as low as $995.50 (99.55%) per Note. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on June 7, 2017, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Notes. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.***

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes are determined on the Pricing Date, based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and an estimate of the difference between the amounts we pay to an affiliate of BNP and the amounts that an affiliate of BNP pays to us in connection with hedging your Notes as described further under "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-22. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Notes. This estimated value was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-6. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

The estimated value of the Notes is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Notes in the secondary market, if any, may exceed the estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.